Raznolik LLC
5405 Smiley rd
Celina tx 75009
A texas
Limited liability company
Registered 02/09//2020
Phone: 954-372-6929
Email: Raznolik@firstbtf.com
An open ended investment company

1.	Raznolik LLC
2.	A texas corporation
3.	A limited liability company
4.	Management company ( open end)
5.	Non-diversified
6.	Scott Davidson lowry 5405 Smiley rd  celina tx 75009
7.	Scott Davidson lowry 5405 Smiley rd  celina tx 75009
8.	Not applicable
9.	Currently offeringsecurities:
a)	No the company is not currently  issuing oroffering its
securities directly to thr public
b)	Not applicable
c)	 Yes the company intends to make a public offering of its
securities after  an N-1A
filing
d)	The company does not have any securities issued or outstanding
e)	Not applicable
Item 10 current value of company assets: zero
Item 11 the company does not intend to operate as a small business investment company.
Item12 not applicable
?


SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of
registration to be duly signed on its behalf of the city of
_____________ and state of
_____________ on the ______ day of
_____________ 2020 .
[SEAL] 				Signature
________________________________
       (Name of Registrant)
                               BY _______Scott Davidson
Lowry_____________
                                                       (Name of
director, trustee or officer signing on behalf of registrant)

Attest: _________________________________________
(Name)
______________________________________________
(Title)



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